UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Golden Queen Mining Co. Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38115J100
(CUSIP Number)

Harris Clay

933 Milledge Road

Augusta, GA 30904

(706) 733-2474

Jonathan C. Clay

29 Ridgecroft Road

Bronxville, NY 10708

(914) 961-0898
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

_________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Harris Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,258,330 shares of Common Stock
	8	SHARED VOTING POWER 3,258,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 7,258,330 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,258,519 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,516,849 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Jonathan C. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,508,870 shares of Common Stock
	8	SHARED VOTING POWER 857,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,508,870 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 857,250 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,398,120 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 7 Pages

This Amendment No. 7 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on December 14, 2010, as amended by a Schedule 13D/A dated February 29, 2012, as amended by a Schedule 13D/A dated April 24, 2012, as amended by a Schedule 13D/A dated March 3, 2013, as amended by a Schedule 13D/A dated August 1, 2013, as amended by a Schedule 13D/A dated April 3, 2014 and as amended by a Schedule 13D/A dated June 18, 2014 (the “Schedule 13D”). This Amendment is being filed to reflect the entrance by Harris Clay and Jonathan C. Clay into a Registration Rights Agreement, dated as of December 31, 2014. Harris Clay and Jonathan C. Clay are hereinafter referred to as the “Reporting Persons”.

ITEM 1. SECURITY AND ISSUER

            This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (“Golden Queen” or “the Company”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

ITEM 2. IDENTITY AND BACKGROUND

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)           According to information provided by the Company, 99,778,683 shares of Golden Queen’s Common Stock were outstanding as of December 23, 2014.

Harris Clay may be deemed to beneficially own an aggregate of 10,516,849 shares of the Common Stock which constitutes 10.5% of such class of securities. This total includes (i) 7,258,330 shares held directly, (ii) 807,250 shares of the Common Stock held by Arctic Coast and (iii) 2,451,269 shares of the Common Stock held by the Monadnock and Skadutakee II Trusts of which Harris Clay is the trustee.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 7 Pages

Jonathan C. Clay may be deemed to beneficially own an aggregate of 4,398,120 shares of the Common Stock which constitutes 4.3% of such class of securities. This total includes (i) 1,081,686 shares of the Common Stock held directly by Jonathan C. Clay, (ii) 807,250 shares of the Common Stock held by Arctic Coast, (iii) 50,000 shares of the Common Stock held by Milledge, (iv) 32,000 shares of the Common Stock held in a custody account for James Clay, Jonathan C. Clay’s son, of which Jonathan C. Clay’s wife, Whitney, is the sole custodian (the “Custody Account”) and (v) 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay.  Jonathan C. Clay disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Except as disclosed in this Item 5(a), neither of the Reporting Persons beneficially owns any shares of the Common Stock or has the right to acquire any shares of the Common Stock.

(b)           Harris Clay has sole voting and dispositive power with respect to 7,258,330 shares of Common Stock. Harris Clay may be deemed to share voting and dispositive power with respect to 3,258,519 shares of Common Stock which consists of (i) 2,451,269 shares held by the Monadnock and Skadutakee II Trusts and (ii) 807,250 shares held by Arctic Coast.

Jonathan C. Clay has sole voting and dispositive power with respect to 3,508,870 shares of the Common Stock which consists of (i) 1,081,686 shares of the Common Stock directly held by Jonathan C. Clay and 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay. Jonathan C. Clay may be deemed to share voting and dispositive power with respect to 857,250 shares of Common Stock which consists of (i) 807,250 shares held by Arctic Coast and (ii) 50,000 shares held by Milledge.

Except as disclosed in this Item 5(b), neither of the Reporting Persons presently has the right to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Common Stock which they may be deemed to beneficially own.

(c)           None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Persons.

(e)           Inapplicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           “Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

Effective as of December 31, 2014, the Reporting Persons entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Golden Queen, The Landon T. Clay 2009 Irrevocable Trust Dated March 6, 2009 and the Clay Family Holders (as such are defined in the Registration Rights Agreement). Pursuant to the Registration Rights Agreement, the Reporting Persons can require Golden Queen, subject to the terms and conditions of the Registration Rights Agreement, to register under the Securities Act securities of Golden Queen beneficially owned by the Reporting Persons as of December 31, 2014 or acquired thereafter and prior to July 1, 2015.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 7 Pages

Except as described in this Item 6 above and elsewhere in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement, dated as of December 14, 2010, by and among Harris Clay, Jonathan C. Clay and Soledad Mountain LLC.*

Exhibit 2:	Transaction Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 3:	Voting and Support Agreement, dated as of June 8, 2014.**

Exhibit 4:	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 5:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6:	Registration Rights Agreement, dated as of December 31, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on December 31, 2014).

__________

*Included as an exhibit to the Schedule 13D/A filed on December 14, 2010.

**Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2015

/s/ Harris Clay
Harris Clay

/s/ Jonathan C. Clay
Jonathan C. Clay